Registration Statement No. 333-264388

Filed Pursuant to Rule 424(b)(2)

Pricing Supplement
(To Prospectus and Series I Prospectus Supplement dated May 26, 2022)

Dated October 16, 2024

$10,000,000

Senior Medium-Term Notes, Series I

Callable Fixed Rate Notes, due October 18, 2034

•	The notes are senior unsecured debt securities issued by Bank of Montreal (“BMO”). All payments and the return of the principal amount on the notes are subject to our credit risk.
•	The notes priced on October 16, 2024. The notes will mature on October 18, 2034. At maturity, if the notes have not been previously redeemed, you will receive a cash payment equal to 100% of the principal amount of the notes, plus any accrued and unpaid interest.
•	Interest will be paid on April 18 and October 18 of each year, beginning on April 18, 2025 through the maturity date.
•	The notes will accrue interest at the fixed rate of 5.10% per annum.
•	We have the right to redeem all, but not less than all, of the notes on any interest payment date beginning October 18, 2025 (except for the maturity date). The redemption price will be 100% of the principal amount of the notes, plus any accrued and unpaid interest.
•	The notes are issued in minimum denominations of $1,000 and whole multiples of $1,000.
•	The notes will not be listed on any securities exchange.
•	The CUSIP number for the notes is 06376BNM6.
•	The notes will be bail-inable notes (as defined in the accompanying prospectus supplement and subject to conversion in whole or in part — by means of a transaction or series of transactions and in one or more steps — into common shares of BMO or any of its affiliates under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act (the “CDIC Act”) and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the notes.
•	The notes:
Are Not FDIC or CDIC Insured	Are Not Bank Guaranteed	May Lose Value
	Per Note	Total
Public Offering Price(1)	100.00%	$10,000,000
Underwriting Discount(1)(2)	1.20%	$120,000
Proceeds (before expenses) to BMO	98.80%	$9,880,000

(1)	Certain dealers who purchase the notes for sale to certain fee-based advisory accounts and/or eligible institutional investors may forgo some or all of their selling concessions, fees or commissions. The price to public for investors purchasing the notes in these accounts and/or for an eligible institutional investor may be as low as $988.00 (98.80%) per $1,000 in principal amount of the notes. See “Supplemental Plan of Distribution” in this pricing supplement.
(2)	BofA Securities, Inc. (“BofAS”) may pay varying selling concessions of up to 1.20% in connection with the distribution of the notes to other registered broker-dealers.

The notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not insured or guaranteed by the United States Federal Deposit Insurance Corporation, the Deposit Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency, and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-5 of this pricing supplement, page S-2 of the attached prospectus supplement, and page 8 of the attached prospectus.

None of the Securities and Exchange Commission, any state securities commission, or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement, or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on October 18, 2024 against payment in immediately available funds.

Series I MTN prospectus supplement and prospectus, each dated May 26, 2022

BofA Securities

SUMMARY OF TERMS

This pricing supplement supplements the terms and conditions in the prospectus, dated May 26, 2022, as supplemented by the Series I prospectus supplement, dated May 26, 2021 (as so supplemented, together with all documents incorporated by reference, the “prospectus”), and should be read with the prospectus.

The notes are part of a series of senior debt securities entitled “Senior Medium-Term Notes, Series I” (the “medium-term notes”) that we may issue from time to time under the senior indenture, dated January 25, 2010, as amended and supplemented to date, between Bank of Montreal and The Bank of New York Mellon, as trustee. This pricing supplement summarizes specific financial and other terms that apply to the notes. Terms that apply generally to our medium-term notes are described in “Description of the Notes We May Offer” in the accompanying prospectus supplement. The terms described herein supplement those described in the accompanying prospectus and the accompanying prospectus supplement, and, if the terms described here are inconsistent with those described in those documents, the terms described herein are controlling.

The notes are bail-inable notes (as defined in the accompanying prospectus supplement) and subject to conversion in whole or in part – by means of a transaction or series of transactions and in one or more steps – into common shares of BMO or any of its affiliates under subsection 39.2(2.3) of the CDIC Act and to variation or extinguishment in consequence, and subject to the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to the notes.

We describe particular terms of the notes in more detail below.

• Issuer:	BMO

• Title of the Series:	Callable Fixed Rate Notes, due October 18, 2034

• Aggregate Principal Amount Initially Being Issued:	$10,000,000

• Trade Date:	October 16, 2024

• Settlement Date (Original Issue Date):	October 18, 2024

• CUSIP No.:	06376BNM6

• Maturity Date:	October 18, 2034, resulting in a term to maturity of approximately 10 years, subject to our optional early redemption right as described under “— Optional Early Redemption” below.

• Minimum Denominations:	$1,000 and multiples of $1,000 in excess of $1,000

• Ranking:	Senior, unsecured

• Day Count Fraction:	Interest on the notes will accrue on the basis of a 360-day year of 12 30-day months.

• Interest Payment Periods:	Semi-annually. Each interest payment period (other than the first interest payment period, which will begin on the settlement date) will begin on, and will include, an interest payment date, and will extend to, but will exclude, the next succeeding interest payment date (or the maturity date, as applicable).

• Interest Payment Dates:	April 18 and October 18 of each year, beginning on April 18, 2025 through the maturity date. Interest will be payable to holders of record on the 3rd business day before each interest payment date.

• Interest Rate:	The notes will accrue interest at the fixed rate of 5.10% per annum.

PS-2

• Optional Early Redemption:	We have the right to redeem all, but not less than all, of the notes on any interest payment date beginning October 18, 2025 (except for the maturity date)(each such date being a “redemption date”). The redemption price will be 100% of the principal amount of the notes, plus any accrued and unpaid interest. In order to redeem the notes, we will give notice at least five business days but not more than 30 business days before the specified redemption date.

• Business Days:	If any interest payment date, any redemption date, or the maturity date occurs on a day that is not a business day, then the payment will be postponed until the next business day. No additional interest will accrue on the notes as a result of such postponement, and no adjustment will be made to the length of the relevant interest payment period.

• Agreement with Respect to the Exercise of Canadian Bail-in Powers:

By its acquisition of an interest in any note, each holder or beneficial owner of that note is deemed to (i) agree to be bound, in respect of that note, by the CDIC Act, including the conversion of that note, in whole or in part – by means of a transaction or series of transactions and in one or more steps – into common shares of BMO or any of its affiliates under subsection 39.2(2.3) of the CDIC Act and the variation or extinguishment of that note in consequence, and by the application of the laws of the Province of Ontario and the federal laws of Canada applicable therein in respect of the operation of the CDIC Act with respect to that note; (ii) attorn and submit to the jurisdiction of the courts in the Province of Ontario with respect to the CDIC Act and those laws; (iii) have represented and warranted that Bank of Montreal has not directly or indirectly provided financing to the holder or beneficial owner of the notes for the express purpose of investing in the notes; and (iv) acknowledge and agree that the terms referred to in paragraphs (i) and (ii), above, are binding on that holder or beneficial owner despite any provisions in the indenture or that note, any other law that governs that note and any other agreement, arrangement or understanding between that holder or beneficial owner and BMO with respect to that note.

Holders and beneficial owners of any note will have no further rights in respect of that note to the extent that note is converted in a bail-in conversion, other than those provided under the bail-in regime, and by its acquisition of an interest in any note, each holder or beneficial owner of that note is deemed to irrevocably consent to the converted portion of the principal amount of that note and any accrued and unpaid interest thereon being deemed paid in full by BMO by the issuance of common shares of BMO (or, if applicable, any of its affiliates) upon the occurrence of a bail-in conversion, which bail-in conversion will occur without any further action on the part of that holder or beneficial owner or the trustee; provided that, for the avoidance of doubt, this consent will not limit or otherwise affect any rights that holders or beneficial owners may have under the bail-in regime.

See “Description of the Notes We May Offer — Special Provisions Related to Bail-inable Notes” in the accompanying prospectus supplement for a description of provisions applicable to the notes as a result of Canadian bail-in powers.

• Repayment at Option of Holder:	None

• Calculation Agent:	BMO Capital Markets Corp.

• Listing:	None

PS-3

• Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, as described under “Description of Debt Securities We May Offer – Legal Ownership and Book-Entry Issuance” in the accompanying prospectus).

In this section, references to “holders” mean those who own the notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the notes registered in street name or in the notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the notes should read the section entitled “Description of the Notes We May Offer — Legal Ownership” in the accompanying prospectus supplement and “Description of Debt Securities We May Offer — Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

Please note that the information about the public offering price and the proceeds (before expenses) to BMO on the front cover of this pricing supplement relates only to the initial sale of the notes. If you have purchased the notes in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

Terms used but not defined in this pricing supplement have the meanings given them in the accompanying prospectus or accompanying prospectus supplement, unless the context requires otherwise. Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to BMO.

PS-4

RISK FACTORS

Your investment in the notes entails significant risks, many of which differ from those of a conventional security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

Structure-related Risks

The notes are subject to our early redemption. We may redeem all, but not less than all, of the notes on any redemption date. If you intend to purchase the notes, you must be willing to have your notes redeemed as early as that date. We are generally more likely to elect to redeem the notes during periods when the remaining interest to be accrued on the notes is to accrue at a rate that is greater than that which we would pay on our other interest bearing debt securities having a maturity comparable to the remaining term of the notes. No further payments will be made on the notes after they have been redeemed.

If we redeem the notes prior to the maturity date, you may not be able to reinvest your proceeds from the redemption in an investment with a return that is as high as the return on the notes would have been if they had not been redeemed, or that has a similar level of risk.

Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. As a result, your receipt of all payments of interest and principal on the notes is dependent upon our ability to repay our obligations on the applicable payment date. No assurance can be given as to what our financial condition will be at any time during the term of the notes or on the maturity date. If we become unable to meet our financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.

Our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and actual or anticipated decreases in our credit ratings or increases in our credit spreads prior to the maturity date of the notes may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the difference between the interest rate accruing on the notes and current market interest rates, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

Valuation- and Market-related Risks

We have included in the terms of the notes the costs of developing, hedging, and distributing them, and the price, if any, at which you may sell the notes in any secondary market transactions will likely be lower than the public offering price due to, among other things, the inclusion of these costs. In determining the economic terms of the notes, and consequently the potential return on the notes to you, a number of factors are taken into account. Among these factors are certain costs associated with developing, hedging, and offering the notes.

Assuming there is no change in market conditions or any other relevant factors, the price, if any, at which BofAS or another purchaser might be willing to purchase the notes in a secondary market transaction is expected to be lower than the price that you paid for them. This is due to, among other things, the inclusion of these costs, and the costs of unwinding any related hedging.

The quoted price of any of our affiliates for the notes could be higher or lower than the price that you paid for them.

We cannot assure you that a trading market for the notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market, or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on our financial performance and other factors. The number of potential buyers of the notes in any secondary market may be limited. We anticipate that BofAS or its affiliates, will act as a market-maker for the notes, but they are not required to do so. BofAS and its affiliates may discontinue their market-making activities as to the notes at any time. To the extent that BofAS or its affiliates engage in any market-making activities, they may bid for or offer the notes. Any price at which BofAS may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that each may respectively use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

PS-5

In addition, if at any time BofAS or its affiliates were to cease acting as a market-maker for the notes, it is likely that there would be significantly less liquidity in the secondary market and there may be no secondary market at all for the notes. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed and you should be prepared to hold the notes until maturity.

Many economic and other factors will impact the market value of the notes. The market for, and the market value of, the notes may be affected by a number of factors that may either offset or magnify each other, including:

•	the time remaining to maturity of the notes;

•	the aggregate amount outstanding of the notes;

•	our right to redeem the notes on the dates set forth above;

•	the level, direction, and volatility of market interest rates generally (in particular, increases in U.S. interest rates, which may cause the market value of the notes to decrease);

•	general economic conditions of the capital markets in the United States;

•	geopolitical conditions and other financial, political, regulatory, and judicial events that affect the capital markets generally;

•	our financial condition and creditworthiness; and

•	any market-making activities with respect to the notes.

Notes with a longer term may be riskier than notes with a shorter term. By purchasing a note with a longer tenor, you are more exposed to fluctuations in interest rates than if you purchased a security with a shorter tenor. The value of a longer-dated note tends to be more sensitive to rising interest rates than the value of a shorter-dated note. If interest rates rise, the value of a longer-dated note will typically fall faster than the value of a shorter-dated note. You should only purchase the notes if you are comfortable with owning a security with a longer tenor.

Conflict-related Risks

Trading, hedging and business activities by us, BofAS and our or their respective affiliates may create conflicts of interest with you. We, BofAS or our or their respective affiliates may engage in trading activities related to the notes that are not for your account or on your behalf. We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the notes. We may seek competitive terms in entering into the hedging arrangements for the notes, but are not required to do so, and we may enter into such hedging arrangements with BofAS or its affiliates. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

In addition, in the ordinary course of their business activities, BofAS and its affiliates may hold and trade our or our affiliates’ debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. BofAS and its affiliates may also have lending or other capital markets relationships with us. In order to hedge such exposure, they may enter into transactions such as the purchase of credit default swaps or the creation of short positions in our or our affiliates’ securities, including potentially the notes. Any such positions could adversely affect future trading prices of the notes.

We, BofAS or one or more of our or their affiliates may also, at present or in the future, publish research reports with respect to our securities or with respect to movements in interest rates generally. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.

PS-6

These trading, hedging and business activities may present a conflict of interest between your interest in the notes and the interests we, BofAS and our or their respective affiliates may have in our proprietary accounts, in facilitating transactions for our other customers, and in accounts under our or their management.

PS-7

SUPPLEMENTAL TAX CONSIDERATIONS

The following is a general description of material tax considerations relating to the notes. It does not purport to be a complete analysis of all tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the U.S. of acquiring, holding and disposing of the notes and receiving payments under the notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental Canadian Tax Considerations

In the opinion of Torys LLP, our Canadian federal income tax counsel, the following summary describes the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires from us as the beneficial owner notes offered by this document, and who, at all relevant times, for purposes of the Income Tax Act (Canada) and the Income Tax Regulations (collectively, the “Tax Act”), (1) is not, and is not deemed to be, resident in Canada, (2) deals at arm’s length with us, with any issuer of common shares acquired on a bail-in conversion and with any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of notes, (3) is not affiliated with us or with any issuer of common shares acquired on a bail-in conversion, (4) does not receive any payment of interest on a note in respect of a debt or other obligation to pay an amount to a person with whom we do not deal at arm’s length, (5) acquires and holds notes and any common shares acquired on a bail-in conversion as capital property, (6) does not use or hold notes or any common shares acquired on a bail-in conversion in a business carried on in Canada and (7) is not a “specified shareholder” of ours as defined in the Tax Act for this purpose or a non-resident person not dealing at arm’s length with such “specified shareholder” (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere.

This summary does not address the possible application of the “hybrid mismatch arrangement” rules in section 18.4 of the Tax Act to a Non-Resident Holder (i) that disposes of a Note to a person or entity with which it does not deal at arm’s length or to an entity that is a “specified entity” with respect to the Non-Resident Holder or in respect of which the Non-Resident Holder is a “specified entity”, (ii) that disposes of a Note under, or in connection with, a “structured arrangement”, or (iii) in respect of which we are a “specified entity” (as such terms are defined in subsection 18.4(1) of the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act and on counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this document (the “Proposed Amendments”), and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective purchasers of the notes should consult their own tax advisors having regard to their own particular circumstances.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of a note and any common shares acquired on a bail-in conversion must generally be expressed in Canadian dollars using the appropriate exchange rate determined in accordance with the detailed rules in the Tax Act in that regard. As a result, the amounts, if any, subject to withholding tax and any capital gains or capital losses realized by a Non-Resident Holder may be affected by fluctuations in the value of the U.S. dollar relative to the Canadian dollar.

Notes

Interest paid or credited or deemed to be paid or credited by us on a note (including amounts on account or in lieu of payment of, or in satisfaction of interest) to a Non-Resident Holder generally will not be subject to Canadian non-resident withholding tax, unless any portion of such interest (other than on a “prescribed obligation,” as defined in the Tax Act for this purpose) is contingent or dependent on the use of or production from property in Canada or is computed by reference to revenue, profit, cash flow, commodity price or any other similar criterion or by reference to dividends paid or payable to shareholders of any class or series of shares of the capital stock of a corporation (“participating debt interest”). The administrative policy of the Canada Revenue Agency is that interest paid on a debt obligation is not subject to Canadian non-resident withholding tax unless, in general, it is reasonable to consider that there is a material connection between the index or formula to which any amount payable under the debt obligation is calculated and the profits of the issuer. With respect to any interest on a note, or any portion of the principal amount of a note in excess of the issue price, such interest or principal, as the case may be, paid or credited to a Non-Resident Holder should not be subject to Canadian non-resident withholding tax, except as discussed below.

PS-8

In the event that a note held by a Non-Resident Holder is converted to common shares on a bail-in conversion, the amount, if any, by which the fair market value of the common shares received on the conversion exceeds the sum of: (i) the price for which the note was issued, and (ii) any amount that is paid in respect of accrued and unpaid interest on the note at the time of the conversion, may be deemed to be interest paid to the Non-Resident Holder. There is a risk that the excess, if any, and the amount of interest described in item (ii) of the preceding sentence could be characterized as “participating debt interest” and be subject to Canadian non-resident withholding tax unless certain exceptions apply. Non-Resident Holders should consult their own tax advisors in this regard.

If an amount of interest paid by us on a note were to be non-deductible by us in computing our income as a result of the application of subsection 18.4(4) of the Tax Act, such amount of interest would be deemed to have been paid by us as a dividend, and not to have been paid by us as interest, and be subject to Canadian non-resident withholding tax. Subsection 18.4(4) would apply only if a payment of interest by us on a note constituted the deduction component of a “hybrid mismatch arrangement” under which the payment arises within the meaning of paragraph 18.4(3)(b) of the Tax Act.

No payment of interest by us on a note should be considered to arise under a “hybrid mismatch arrangement” as no such payment should be considered to arise under or in connection with a “structured arrangement”, both as defined in subsection 18.4(1) of the Tax Act, on the basis that (i) based on pricing data and analysis provided to Torys LLP by us in relation to these notes, it should not be reasonable to consider that any economic benefit arising from any “deduction/non-inclusion mismatch” as defined in subsection 18.4(6) of the Tax Act is reflected in the pricing of the notes, and (ii) it should also not be reasonable to consider that the notes were designed to, directly or indirectly, give rise to any “deduction/non-inclusion mismatch”.

Generally, there are no other taxes on income (including taxable capital gains) payable by a Non-Resident Holder on interest, discount, or premium in respect of a note or on the proceeds received by a Non-Resident Holder on the disposition of a note (including redemption, cancellation, purchase or repurchase).

Common Shares Acquired on a Bail-in Conversion

Dividends paid or credited, or deemed under the Act to be paid or credited, to a Non-Resident Holder on common shares of the issuer or any affiliate of the issuer that is a corporation that is resident or deemed to be resident in Canada for purposes of the Tax Act acquired by the Non-Resident Holder on a bail-in conversion will generally be subject to Canadian non-resident withholding tax at the rate of 25% on the gross amount of such dividends unless the rate is reduced under the provisions of an applicable income tax treaty or convention between Canada and the country of residence of the Non-Resident Holder.

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of a common share of the issuer or any affiliate of the issuer acquired by the Non-Resident Holder on a bail-in conversion unless such common share is, or is deemed to be, “taxable Canadian property” of the Non-Resident Holder for the purposes of the Tax Act and the Non-Resident Holder is not entitled to an exemption under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, common shares of the issuer or any affiliate of the issuer acquired by a Non-Resident Holder on a bail-in conversion will not constitute taxable Canadian property of a Non-Resident Holder at a particular time provided that such common shares are listed at that time on a designated stock exchange (which includes the Toronto Stock Exchange), unless at any particular time during the 60-month period that ends at that time (1) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal with at arm’s length, and partnerships in which the Non-Resident Holder or persons with whom the Non-Resident Holder does not deal at arm’s length holds a membership interest directly or indirectly through one or more partnerships, or the Non-Resident Holder together with all such persons and partnerships, owned 25% or more of the issued shares of any class or series of the applicable issuer’s capital stock and (2) more than 50% of the fair market value of such common shares was derived directly or indirectly from one or any combination of: (i) real or immovable properties situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, such common shares could be deemed to be taxable Canadian property. Non-Resident Holders for whom common shares acquired on a bail-in conversion may constitute taxable Canadian property should consult their own tax advisors.

PS-9

Supplemental U.S. Tax Considerations

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement with respect to United States holders (as defined in the accompanying prospectus). It applies only to those United States holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. It does not apply to holders subject to special rules including holders subject to Section 451(b) of the Code. For purposes of this discussion, any interest with respect to the notes, as determined for U.S. federal income tax purposes, will be treated as from sources outside the United States.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Backup Withholding and Information Reporting

Please see the discussion under “United States Federal Income Taxation — Other Considerations — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on your notes.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act imposes a 30% U.S. withholding tax on certain U.S. source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical gain, profits, and income (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a holder), unless such institution enters into an agreement with the Treasury Department to collect and provide to the Treasury Department substantial information regarding U.S. account holders, including certain account holders that are foreign entities with U.S. owners, with such institution. A note may constitute an account for these purposes. The legislation also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity.

The U.S. Treasury Department has proposed regulations that eliminate the requirement of the Foreign Account Tax Compliance Act withholding on payments of gross proceeds upon the sale or disposition of financial instruments. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization, and the discussion above assumes the proposed regulations will be finalized in their proposed form with retroactive effect.

If we (or an applicable withholding agent) determine withholding is appropriate with respect to the notes, we (or such agent) will withhold tax at the applicable statutory rate, and we will not pay any additional amounts in respect of such withholding. Account holders subject to information reporting requirements pursuant to the Foreign Account Tax Compliance Act may include holders of the notes. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing the Foreign Account Tax Compliance Act may be subject to different rules. Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the notes.

PS-10

SUPPLEMENTAL PLAN OF DISTRIBUTION

Pursuant to the terms of a distribution agreement, BofAS will purchase the notes from BMO at the public offering price less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, or will offer the notes directly to investors. BofAS may pay varying selling concessions in connection with the distribution of the notes to other registered broker-dealers, as set forth on the cover page. Certain dealers who purchase the notes for sale to certain fee-based advisory accounts and/or for an eligible institutional investor may forgo some or all of their selling concessions, fees or commissions. The price to public for investors purchasing the notes in these accounts and/or for an eligible institutional investor may be as low as the amount indicated on the cover page.

We will deliver the notes on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than one business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

None of BofAS nor its affiliates are acting as your fiduciary or advisor solely as a result of the offering of the notes, and you should not rely upon any communication from the agent(s) in connection with the notes as investment advice or a recommendation to purchase the notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

BofAS may sell the notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at an agreed discount to the principal amount. Each of those broker-dealers may sell the notes to one or more additional broker-dealers. BofAS has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount.

BofAS and any of its affiliates may use this pricing supplement and the accompanying prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. BofAS’ affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale. BofAS’s or its affiliates’ distribution of this pricing supplement in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors who purchase the notes from BofAS or its affiliates should not, and will not be authorized to, rely on this pricing supplement for information regarding BMO or for any purpose other than that described in the immediately preceding sentence.

BofAS and its affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates.  BofAS has received, or may in the future receive, customary fees and commissions for these transactions. In addition, in the ordinary course of its business activities, BofAS and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers.  Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. To the extent that BofAS or its affiliates has a lending relationship with us, they would routinely hedge their credit exposure to us consistent with their customary risk management policies.  Typically, BofAS or its affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby.  Any such short positions could adversely affect future trading prices of the notes offered hereby. BofAS or its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

PS-11

PROHIBITION OF SALES TO EEA AND UNITED KINGDOM RETAIL INVESTORS

European Union

BofAS and its affiliates have not offered, sold or otherwise made available and will not offer, sell or otherwise make available any of the notes to, any retail investor in the European Economic Area (“EEA”). For these purposes, a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (b) a customer, within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in Regulation (EU) (2017/1129) (the “EU Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “EU PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the notes or otherwise

United Kingdom

BofAS and its affiliates have not offered, sold or otherwise made available and will not offer, sell or otherwise make available any of the notes to, any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (a) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the "EUWA"); (b) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (the "FSMA") and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (c) not a qualified investor as defined in the Prospectus Regulation as it forms part of domestic law by virtue of the EUWA. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUWA (the "UK PRIIPs Regulation") for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

PS-12

EMPLOYEE RETIREMENT INCOME SECURITY ACT

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each, a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan, and whether the investment would involve a prohibited transaction under ERISA or the U.S. Internal Revenue Code. Please see the section of the prospectus, "Employee Retirement Income Security Act."

VALIDITY OF THE NOTES

In the opinion of Osler, Hoskin & Harcourt LLP, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank in conformity with the senior indenture, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the notes, the notes will have been validly executed, authenticated, issued and delivered, to the extent that validity of the notes is a matter governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein and will be valid obligations of the Bank, subject to the following limitations (i) the enforceability of the senior indenture may be limited by the Canada Deposit Insurance Corporation Act (Canada), the Winding-up and Restructuring Act (Canada) and bankruptcy, insolvency, reorganization, receivership, moratorium, arrangement or winding-up laws or other similar laws affecting the enforcement of creditors’ rights generally; (ii) the enforceability of the senior indenture may be limited by equitable principles, including the principle that equitable remedies such as specific performance and injunction may only be granted in the discretion of a court of competent jurisdiction; (iii) pursuant to the Currency Act (Canada) a judgment by a Canadian court must be awarded in Canadian currency and that such judgment may be based on a rate of exchange in existence on a day other than the day of payment; and (iv) the enforceability of the senior indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the senior indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act. This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and the federal laws of Canada applicable therein. In addition, this opinion is subject to certain assumptions about (i) the Trustees’ authorization, execution and delivery of the senior indenture, (ii) the genuineness of signatures and (iii) certain other matters, all as stated in the letter of such counsel dated May 26, 2022, which has been filed as Exhibit 5.3 to Bank of Montreal’s Form 6-K filed with the SEC and dated May 26, 2022.

In the opinion of Ashurst LLP, when the pricing supplement has been attached to, and duly notated on, the master note that represents the notes, the notes will be executed, authenticated, issued and delivered, and the notes have been issued and sold as contemplated by the prospectus supplement and the prospectus, the notes will be valid, binding and enforceable obligations of the Bank, entitled to the benefits of the senior indenture, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and subject to general principles of equity, public policy considerations and the discretion of the court before which any suit or proceeding may be brought. This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the senior indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated May 26, 2022, which has been filed as Exhibit 5.4 to the Bank’s Form 6-K dated May 26, 2022.

PS-13